SACKS pARENTE gOLF, INC.

551 Calle San Pablo

Camarillo, CA 93012

September 19, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sacks Parente Golf, Inc.
Registration Statement on Form S-3
Filed August 20,2024
File No. 333-281664

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sacks Parente Golf. Inc., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Monday, September 23,2024, or as soon thereafter as is practicable. Please call our counsel, David Ficksman of TroyGould PC at 818 469 4200 to provide notice of effectiveness.

Very truly yours,

SACKS pARENTE gOLF, INC.

By:	/s/ Gregor Campbell
Gregor Campbell
Executive Chairman